UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ARIBA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.002 Per Share

(Title of Class of Securities)

04033V 10 4

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

James W. Frankola, Executive Vice President and Chief Financial Officer

Ariba, Inc.

807 11th Avenue

Sunnyvale, California 94089

(650) 390-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brooks Stough

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, California 94025

Telephone: (650) 321-2400

Facsimile: (650) 321-2800

CALCULATION OF FILING FEE

Transaction Valuation* Not Applicable	Amount of Filing Fee Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to a preliminary communication made before the commencement of an anticipated voluntary option exchange program by Ariba, Inc. (“Ariba”). Attached are (i) a copy of material presented to members of Ariba’s management team on June 20, 2005 and (ii) a message sent by electronic mail from Robert M. Calderoni, Chief Executive Officer of Ariba, to Ariba employees on June 21, 2005 (the “Communication Materials”).

Ariba has not yet commenced the option exchange program described above and in the Communication Materials. Upon commencement of the program, Ariba will deliver to all employees, as well as file with the Securities and Exchange Commission (the “SEC”), a Schedule TO and related exhibits, including the Offer to Exchange, an Election Form and other related documents (the “Offer Documents”). Employees are strongly encouraged and advised to read all of the Offer Documents when these documents become available because they will contain important information about the offer.

The Offer Documents will also be made available without charge at Ariba’s website at www.ariba.com as well as the SEC website at www.sec.gov. When the information becomes available we strongly encourage all eligible employees to read all the documents carefully and understand the risks before making a decision. We also strongly encourage eligible employees to consult tax and financial advisors before making any decision about the program. Neither the above information nor the Communication Materials constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification of the securities under the laws of that jurisdiction.

ITEM 12. EXHIBITS

Exhibit Number	Description

99.1	Materials presented to members of Ariba’s management team on June 20, 2005.

99.2	Text of an e-mail message from Robert M. Calderoni sent to Ariba employees on June 21, 2005.